December 21, 2012
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Ladies and Gentlemen:
On December 13, 2012, Tabatha Akins, Staff Accountant, and Mary Mast, Senior Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) spoke with William O'Connor, Chief Accounting Officer, David Carroll, Vice President Controller and Stephen Rodin, Vice President, Deputy General Counsel, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”) on the telephone to discuss the Company's letter to the Staff responding to comment 4, regarding the Company's Form 10-Q for the Quarterly Period Ended June 30, 2012, originally contained in a letter from Jim B. Rosenberg of the Staff to Clive A. Meanwell, Chairman and Chief Executive Officer of the Company, dated September 13, 2012 and referenced in a follow-up letter from Mr. Rosenberg dated November 1, 2012.
Ms. Akins and Ms. Mast asked the Company to identify for the Staff the location of the anti-dilution adjustment provisions contained in the warrants issued to certain purchasers in connection with the issuance of the Company's 1.375% convertible senior notes due June 1, 2017, copies of which had been previously provided to the Staff via supplemental delivery pursuant to a request for Rule 83 confidential treatment (the “warrants”).
In response to the Staff's request, the Company notes for the Staff that the anti-dilution adjustment provisions of the warrants can be found in Section 3 under the headings (and corresponding subheadings) “Adjustments applicable to the Transaction: Method of Adjustment,” “Extraordinary Events applicable to the Transaction,” “Consequence of Merger Events,” “Consequence of Tender Offers” and “Announcement Event,” Section 9(f) and Sections 9(h)(i)(A), (B) and (C). The Company further notes for the Staff that the anti-dilution adjustment provisions of the warrants incorporate by reference certain sections from the International Swaps and Derivatives Association, Inc.'s 2002 ISDA Equity Derivatives Definitions (the “ISDA Definitions”), a

Mr. Rosenberg
December 21, 2012

copy of which is being delivered supplementally to the Staff for the Staff's evaluation. Specifically, the Company notes that the definition of “Calculation Agent Adjustment” referenced in Section 3 of the warrants under the heading “Adjustments applicable to the Transaction: Method of Adjustment” is incorporated from Section 11.2(c) of the ISDA Definitions, Section 3 of the warrants also incorporates Sections 12.1 - 12.5 of the ISDA Definitions and Section 9(h)(i)(A), (B) and (C) of the warrants incorporates and amends Sections 11.2(a), (c) and (e) of the ISDA Definitions.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Senior Vice President and General Counsel